                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                          DIRECT DIAL:
(212) 818-8881                                                    (212) 818-8638

                                                              September 28, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

           Re:     Jaguar Acquisition Corporation
                   Registration Statement on Form S-1 ("Registration Statement")
                   Filed August 3, 2005
                   File No. 333-127135

Dear Mr. Reynolds:

         On behalf of Jaguar Acquisition Corporation (the "Company"), we respond as follows to the Staff's comment letter, dated September 16, 2005, relating to the above-captioned Registration Statement. Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the
Company's response to each comment immediately thereafter.

GENERAL

     1. PLEASE ADDRESS THE APPLICABILITY OR INAPPLICABILITY OF REGULATION M IN
THE CONTEXT OF THE WARRANT REPURCHASE AGREEMENTS CONTAINED WITHIN YOUR
REGISTRATION STATEMENT.

         As set forth in the section entitled "Principal Stockholders" on page
45 of the prospectus, the Company's initial stockholders have agreed with
EarlyBirdCapital, Inc. that, after the offering is completed and within the first ten month period after separate trading of the warrants has commenced, they or certain of their affiliates or designees will collectively purchase up to $700,000 million of warrants in the public marketplace at prices not to exceed $0.70 per warrant. Regulation M regulates the purchases of securities during an applicable restricted period (in this case, the Company's initial public offering of units). Because the initial stockholders are not obligated to purchase warrants until after separate trading of the warrants commences (which cannot occur until after the Company files a Current Report on Form 8-K on the closing date

Mr. John Reynolds
September 28, 2005

reflecting receipt of the gross proceeds of the offering), it is not possible for such individuals to begin acquiring warrants until after the offering is completed and the units are split. Consequently, Regulation M is inapplicable to such purchases.

         Moreover, while the underwriters and the Company have agreed to a
45-day over-allotment option of 15% (as permitted by Rule 2710(c)(6) of the NASD
Rules), this allotment is available only to cover the net syndicate short position resulting from the initial distribution, which fact is disclosed in the prospectus on the cover and on page 54 under "Underwriting." Regulation M, Rule
100(b), in the definition "Completion of Participation in a Distribution" states that, in a firm commitment offering, an underwriter's distribution will not be extended by the exercise of an over-allotment option so long as it is exercised only to cover the net syndicate short position. Since the over-allotment option in this offering may not be exercised except to cover a syndicate short created at the time of the initial distribution, the mere right to exercise the option for 45 days does not result in a continuing distribution.

         For the foregoing reasons, we respectfully do not believe any revision to the disclosure in the prospectus is necessary.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                    Very truly yours,

                                                    /s/ Jeffrey M. Gallant

                                                    Jeffrey M. Gallant

cc:      Jonathan Kalman
         James S. Cassano
         C. Richard Corl
         David M. Nussbaum
         Steven Levine
         Alan I. Annex, Esq.